SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                    Enstar Income/Growth Program Six-B, L.P.
                            (Name of Subject Company)

                      Madison Liquidity Investors 104, LLC
                      Madison/OHI Liquidity Investors, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)
                           --------------------------

                                    Copy to:
Ronald M. Dickerman                                     Lance D. Myers, Esq.
Madison Liquidity Investors 104, LLC                    Cullen and Dykman
Madison/OHI Liquidity Investors, LLC                    177 Montague Street
P.O. Box 7461                                           Brooklyn, New York 11201
Incline Village, Nevada 89452                           (718) 780-0048
(212) 687-0251


                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
                     Transaction                          Amount of
                      Valuation                          Filing Fee

                     $380,490.00                            $76.10
                     ----------------------------------------------

* For purposes of calculating the filing fee only. This amount assumes the purchase of 3,459 Limited Partnership Interests ("Units") of the subject company at $110.00 in cash per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:
          Form or Registration Number:
          Filing Party:
          Date Filed:

CUSIP NO. None                        14D-1                  Page __ of __ Pages


1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     Madison Liquidity Investors 104, LLC
     134022656

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)      [ ]
     (b)      [X]

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

     WC, PF and OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [ ]

6.   Citizenship or Place of Organization

     Delaware

7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,795  Madison Partnership Liquidity Investors 36, LLC
       142  Madison Liquidity Investors 104, LLC
         6  Gramercy Park Investments, LP
     -----
     1,943

8.   Check  if  the   Aggregate  in  Row  (7)  Excludes   Certain   Shares  (See
     Instructions)

     [ ]

9.   Percent of Class Represented by Amount in Row (7)

     5.3

10.  Type of Reporting Person (See Instructions)

     OO

CUSIP NO. None                        14D-1                  Page __ of __ Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     Madison/OHI Liquidity Investors, LLC
     137167955

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [X]

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

     WC, PF and OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

     [ ]

6.   Citizenship or Place of Organization

     Delaware

7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,795  Madison Partnership Liquidity Investors 36, LLC
       142  Madison Liquidity  Investors 104, LLC
         6  Gramercy Park  Investments,  LP
     -----
     1,943

8.   Check  if  the   Aggregate  in  Row  (7)  Excludes   Certain   Shares  (See
     Instructions)

     [ ]

9.   Percent of Class Represented by Amount in Row (7)

     5.3

10.  Type of Reporting Person (See Instructions)

     OO

CUSIP NO. None                        14D-1                  Page __ of __ Pages

Item 1. Security and Subject Company.

     (a) This Schedule relates to limited partnership interests (the "Units") of Enstar Income/Growth Program Six-B, L.P. (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is: 10900 Wilshire Boulevard, 15th Floor, Los Angeles, California 90024.

     (b) This Schedule relates to the offer by Madison Liquidity Investors 104, LLC (the "Purchaser") and its sole member and funding source Madison/OHI Liquidity Investors, LLC ("Madison/OHI"), to purchase up to 3,459 Units for cash at a price equal to $110.00 per Unit less the amount of any cash distributions made on or after April 21, 1999, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1999 (the "Offer to Purchase") and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 36,626 Units outstanding as of December 31, 1998, according to its Form 10-K.

     (c)    The     information     set     forth     under     the     captions
"Introduction-Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.  Identity and Background.

     (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. Other than as set forth in the Offer to Purchase, during the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

     (a)-(b) Not applicable.

Item 4.  Source and Amount of Funds or Other Consideration.

     (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     (a)-(e) and (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference.

     (f) Not applicable.

CUSIP NO. None                        14D-1                  Page __ of __ Pages

Item 6. Interest in Securities of the Subject Company.

     (a) and (b) The information set forth in "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

     The information set forth in "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or To Be Compensated.

        None.

Item 9. Financial Statements of Certain Bidders.

        Not applicable.

Item 10. Additional Information.

     (a)  None.

     (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) None.

     (e) None.

     (f) Reference is hereby made to the Offer to Purchase and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11. Material to be Filed as Exhibits.

     (a)(1) Offer to Purchase dated April 21, 1999

     (a)(2) Agreement of Assignment and Transfer

     (a)(3) Form of Letter to Unitholders dated April 21, 1999

     (b)(1) Loan Agreement between Madison/OHI Liquidity Investors, LLC and Omega Healthcare Investors, Inc. dated as of October 2, 1998.

     (c)-(f) Not applicable.

CUSIP NO. None                        14D-1                  Page __ of __ Pages

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 1999


Madison Liquidity Investors 104, LLC
By Ronald M. Dickerman, Managing Director


By: /s/ Ronald M. Dickerman
    Ronald M. Dickerman, Managing Director

Madison/OHI Liquidity Investors, LLC
By Ronald M. Dickerman, Managing Director


By: /s/ Ronald M. Dickerman
    Ronald M. Dickerman, Managing Director

CUSIP NO. None                        14D-1                  Page __ of __ Pages


                                  EXHIBIT INDEX

Exhibit    Description
-------    -----------

(a)(1)     Offer to Purchase dated April 21, 1999

(a)(2)     Agreement of Assignment and Transfer

(a)(3)     Form of Letter to Unitholders dated April 21, 1999

(b)(1) Loan Agreement between Madison/OHI Liquidity Investors, LLC and Omega Healthcare Investors, Inc. dated as of October 2, 1998.